Exhibit 99.60

Solaris Announces Cooperation Agreement with Interprovincial Federation of Shuar Centers and the Alliance for Entrepreneurship and Innovation of Ecuador

March 01, 2024 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to announce a trilateral cooperation agreement with the Interprovincial Federation of Shuar Centers (“FICSH”) and the Alliance for Entrepreneurship and Innovation (“AEI”) of Ecuador, with the signing ceremony to take place over PDAC. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi which host the Warintza Project on their lands, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

FICSH is the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people.

AEI is an independent non-profit dedicated to promoting entrepreneurship and innovation as the basis for the productive development of Ecuador. The organization represents a network of public, private and academic actors of which Solaris has been a member since 2021.

Key Programs:

●	Health: training and support for the provision of medical services in remote communities in cooperation with the Ministry of Public Health

●	Education: training and support for the development and delivery of intercultural education in remote communities with the Ministry of Education

●	Production: training and technical assistance related to productive agricultural and business development, project management and accounting

●	Artisanal mining: environmental, safety and technical training and support for the formalization of artisanal mining in FICSH territories

Mr. Froilan Juank, President of Yawi Center and member of the Board of Directors of the Strategic Alliance, commented, “The Shuar communities of Warints and Yawi support this agreement which follows from our request for FICSH to represent us and our interests and extend benefits to other member communities. We reject the false statements made by foreign non-governmental organizations (NGOs) and the Shuar Arutam People’s Associations (PSHA) which ignore our voice and speak against our interests. We are the legitimate registered owners of the Ancestral Lands on which the Warintza Project resides and we have the right and have chosen, through our General Assembly, to participate in the project through our Strategic Alliance and Impact and Benefits Agreement.”

Mr. David Tankamash, President of FICSH, commented, “Our work aims to improve the quality of life and access to opportunities for our member Shuar Centers. We support the Warints and Yawi communities and reject the efforts of foreign NGOs who act against the will and interest of our members. This agreement, which has been approved by the will of the FICSH General Assembly, is important for inclusive and sustainable mineral resource development. The Solaris model proves the Shuar nation can partner in development opportunities on our lands. We deserve the opportunities indigenous nations have in other parts of the world and foreign NGOs must respect our choices.”

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that a trilateral cooperation agreement with the Interprovincial Federation of Shuar Centers (“FICSH”) and the Alliance for Entrepreneurship and Innovation (“AEI”) of Ecuador has been announced with the signing ceremony to take place over PDAC. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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